SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

February 28, 2018

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. complies with notifying you, as a Material Event, that in its session held on February 28th, 2018, Credicorp’s Board of Directors, agreed unanimously on the following matters:

1.	Approved the Annual Report of the Company for the financial year ended December 31, 2017 that the Chairman will present at the Annual General Meeting of Shareholders on March 28, 2018.

2.	Approved the audited consolidated financial statements of the Company and its subsidiaries, for the financial year ended December 31, 2017, including the report of the independent external auditors Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, to be submitted for evaluation and approval of the Annual General Meeting of Shareholders on March 28, 2018.

3.	Agreed to recommend (i) the reappointment of Gaveglio, Aparicio y Asociados Sociedad de Responsabilidad Limitada, members of PricewaterhouseCoopers in Perú, as the independent external auditors of the Company for the financial year 2018, with the previous authorization of the Audit Committee; and (ii) to assign to the Audit Committee the approval of the independent external auditor’s fees. The aforementioned agreements will be submitted for consideration at the Annual General Meeting of Shareholders on March 28, 2018.

Furthermore the Board of Directors also agreed unanimously the following:

1.	To pay its shareholders a cash dividend of S/1,337,642,825.91 for a total of 94,382,317 outstanding shares, which is equivalent to S/14.1726 per share. The cash dividend will be paid out on May 11, 2018, without withholding tax at source, to shareholders of record on April 18, 2018. The dividend will be paid in US Dollars using the weighted exchange rate registered by the Superintendency of Banks, Insurance and Pension Funds (Superintendencia de Banca, Seguros y AFP) for the transactions at the close of business on May 9, 2018. The US Dollar dividend amount will be rounded up to four decimals. The Board of Directors approved the distribution of dividend according to the Bye-Laws of the Company and considering a total net income attained in the financial year 2017 of S/4,091,752,589.79.

2.	To transfer: (i) S/1,000,000,000.00 to restricted special reserves, and (ii) S/1,854,953,909.81 to special reserves; both amounts resulting from earnings corresponding to fiscal year 2017 (S/4,091,752,589.79) and to earnings of previous years accumulated as of December 31, 2017 (S/179,507,096.43). As a result, restricted special reserves will amount to S/1,933,616,860.31, which cannot be used without the authorization of the Superintendency of Banks, Insurance and Pension Fund Managers of Perú.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28th, 2018

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative